SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

Date of Announcement: 06 March 2017

BT Group plc

(Translation of registrant's name into English)

BT Group plc

 81 Newgate Street

 London

EC1A 7AJ

 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

March 06, 2017

BT WINS EXCLUSIVE RIGHTS TO UEFA CHAMPIONS LEAGUE AND UEFA EUROPA LEAGUE

Fans to benefit from UEFA Champions League 'double header' nights and broader access for free via social media

Three year renewal to commence from 2018/19 season

BT Sport will remain the exclusive UK home of all UEFA Champions League and UEFA Europa League football, it was confirmed today. Following a competitive auction process, BT has secured the rights until the end of the 2020/21 season that for the first time brings together exclusivity across all live games, highlights and in-match clips of both competitions.

The UEFA Champions League is set to be even stronger from 2018/19, with a minimum of four participating teams now guaranteed from each of England, Spain, Germany and Italy, resulting in more games between the top European teams. Fans will also be able to enjoy UEFA Champions League 'double header' nights, as live matches will kick off at both 6pm and 8pm during the Group Stage.

BT will continue to show UEFA matches using the latest broadcast innovation and technology, with games made available in 4K ultra high definition with Dolby Atmos sound, and via the award-winning BT Sport App.

BT will enhance its social media coverage to reach new audiences, by making clips, weekly highlights, UEFA's magazine show, and both finals available for free on social media. BT streamed both finals last year on YouTube for the first time, taking the number of people who watched BT's live coverage of the finals to more than twelve million.  The company will also seek to bring the best of the action to its large mobile customer base.

John Petter, Consumer CEO at BT, said: "We are delighted to have renewed these rights. The UEFA Champions League and UEFA Europa League are two of the best competitions in the world and we would like to thank UEFA for choosing us as their exclusive broadcast partner in the UK. The UEFA Champions League is due to get even stronger and we are delighted that fans will be able to enjoy two live matches a night for the first time."

Guy Laurent Epstein, UEFA marketing director, said "UEFA is delighted to have extended the relationship with BT Sport for a further three seasons, taking our partnership to 2021.  BT Sport has proved to be an innovative broadcast partner, pushing the boundaries and covering the UEFA Champions League and UEFA Europa League in new ways.  BT have delivered strong audiences in the UK and we are excited about their future plans for the use of social media which will engage a growing fanbase that consumes sport in different ways."

BT has made top tier sport far more affordable in the UK in recent years.  BT TV customers can access all of the action on BT Sport from just £3.50 a month and the company has also made its channels available to customers of EE.

BT will pay around £394m each year for the rights. Following the acquisition of EE last year which more than doubled BT's marketable customer base, BT is in a strong position to monetise this investment through subscription, wholesale, commercial, and advertising revenues.

For further information
Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site. You can also subscribe to receive all BT announcements here and you can follow us on Twitter here.

About BT
BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of six customer-facing lines of business: Global Services, Business and Public Sector, Consumer, EE, Wholesale and Ventures, and Openreach.

For the year ended 31 March 20161, BT Group's reported revenue was £19,012m with reported profit before taxation of £2,907m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

1The results for the period have been revised to reflect the outcome of the investigation into our Italian business. Detail of which is set out in our third quarter results announcement published on 27 January 2017.  This financial information is unaudited.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

(Registrant)

 By: /s/ Dan Fitz, Company Secretary

--------------------

Dan Fitz, Company Secretary.

Date 06 March 2017